Exhibit 99.1

Amdocs 2018 analyst and investor day Uniquely positioned to seize opportunity in a changing world Shuky Sheffer Amdocs President & CEO December 2018

Forward Looking Statements This presentation and our remarks contain forward-looking statements (within the meaning of The Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties, including statements regarding our expectations and beliefs about our business, strategy, and future operating performance. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, but not limited to: changes in the overall economy; changes in competition in markets in which we operate; our ability to derive revenues in the future from our current research and development efforts; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we provide; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. Please refer to our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on December 10, 2018, and our Form 6-K furnished for the first quarter of fiscal 2018 on February 12, 2018, the second quarter of fiscal 2018 on May 21, 2018 and the third quarter of fiscal 2018 on August 14, 2018 for a discussion of these and other important factors. You can identify forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this presentation that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties, and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to update do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. In addition, this presentation and our remarks include certain non-GAAP financial measures, including diluted earnings per share, free cash flow, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. We believe that the presentation of these non-GAAP financial measures, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business. Additionally, we believe that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. Please refer to the explanation of these non-GAAP financial measures under the heading “Non-GAAP Financial Measures” in Exhibit 99.1 to our Form 6-K filed with the U.S. Securities and Exchange Commission on November 8, 2018, and to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables included therein. Information Security Level 2 – Sensitive © 2018 – Proprietary & Confidential Information of Amdocs

Amdocs CEO & President
Shuky Sheffer

90s

Software engineer
- 16 years on customer sites across Europe and the US

Early 2000

Division President of Emerging Markets
- Growth markets
- Vision to strategy to execution

2010-13

CEO, Retalix
- Public company
- Retail – new vertical

2013-18

Group President, Customer Business & Delivery
- Full Amdocs P&L
- Deep relationship with customer executives
- Pay-TV & Media strategy design & execution
- Industry-leading deals: Singtel, DirecTV, Vivo, Vodafone

Today

President & CEO, Amdocs
- Smooth transition
- Organizational tuning
- Accelerate existing strategy
- Define new growth engines

Agenda Amdocs at a glance Scorecard 2017-2018 Market dynamics; seizing the opportunity Future growth drivers Amdocs investment thesis

We design a better future for our customers, based on our unrivaled experience to deliver Global leader $4B 3 billion Industry knowhow and robust track-record Revenues People touching 36 years, always 80+ major productions Close to 100% our platforms adapting per quarter success rate in and leading productions 25,000 1.7 billion Employees Daily digital Journeys Constantly innovating organically and non-organically 85 350 Broadest 200+ partner Constant Tapped into scope of innovation infusion start up Countries Customers industry IP ecosystem of M&As community including the greatest SPs on the planet Unique business models 600 Full accountability Media companies from scoping through to operations relationships

We enable our multi-national customers’ growth and consistent digital experience across their portfolios…

and propel our local powerhouse customers as they digitize, transform and differentiate.

while powering 130 customer in local markets, each with its unique go to market model

At the same time, our cable & media customers are transforming at great pace Benefitting from the promise of multi-play, including mobile & new lines of business…

and we support a formidable media footprint Distributers Owners an enviable, diversified communications & media customer base; a key success factor for our future Partner of choice for communications and media companies

You’re touched by amdocs when…

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Agenda Amdocs at a glance Scorecard 2017-2018 Market dynamics; seizing the opportunity Future growth drivers Amdocs investment thesis

Scorecard 2017-2018

Checking our progress in the last two years

Full success
Progress made, ongoing execution

Core Leadership	**Enable the digital journey:** CSP/integrated carrier automation, MSO modernization **Technology and services progression:** managed services ecosystems, analytics, cloud, DevOps **Enterprise (B2B) segment:** growth area for most CSPs and MSOs worldwide **Non-traditional/Tier 3 service providers:** Optima for lower-cost modernization
Additional Growth Pillars	**Network software & NFV:** capitalize on independent, agnostic, first-mover advantage in NFV **SI Services:** expansion via innovation; become Systems Integrator beyond Amdocs products **M&A:** technology, expand customer base, penetrate new buying centers within communications vertical
Adjacent Moves	**Media** **Advertising and IoT expansion** **New domains:** possible entry into new industry verticals, perhaps via M&A

Solid financial performance Sustained growth & margin stability while progressing our strategic initiatives Revenues, $M Operating margin (non-GAAP)

Agenda Amdocs at a glance Scorecard 2017-2018 Market dynamics; seizing the opportunity Future growth drivers Amdocs investment thesis

Fast changing dynamic market; a world of opportunities Communications and media

Fast changing dynamic market; a world of opportunities • One-click, always-on service • Channel of choice • On-demand economy – here and now • Personalization – contextual • Privacy • Connectivity • Best value for money Communications and media Information Security Level 2 – Sensitive © 2018 – Proprietary & Confidential Information of Amdocs

Fast changing dynamic market; a world of opportunities • One-click, always-on service • Digital • Channel of choice • New entrants • On-demand economy – here and now • Personalization – contextual • Privacy • Fierce competition • Connectivity • 5G ROI • Best value for money Communications • Driving the need to differentiate and media • Search for growth and new line of businesses s Information Security Level 2 – Sensitive © 2018 – Proprietary & Confidential Information of Amdocs

Fast changing dynamic market; a world of opportunities • One-click, always-on service • Channel of choice • On-demand economy – here and now • Personalization – contextual • Privacy • Connectivity • Best value for money • Demand for short time to market • Agility, flexibility and automation • Move to the cloud • Open source • New methodologies: DevOps • Modular architecture / Microservices Information Security Level 2 – Sensitive © 2018 – Proprietary & Confidential Information of Amdocs Communications and media • Digital • New entrants • Fierce competition • 5G ROI • Driving the need to differentiate • Search for growth and new line of businesses • Consolidation forming integrated carriers & digital service providers + + + • Managing costs: Internal & vendors

Amdocs Offering Portfolio



CatalogONE
Turbo Charging
Multiplay
Optima
DigitalONE
CPQ
eSIM
aia
Billing
Connected Home
Digital BSS
SmartOps
Kenzan
Cloud Migration
Quality Engineering
projekt202
Delivery Services
SupportONE
Revenue Assurance
atomIQ
B2B
Academy
Assurance
Services
amdocs ONE
RAN
5G
Service Design & Create
Actix
Order Delivery Orchestration
Inventory & Resource Mgmt.
Rollout Optimization
OSS
Celcite
NFV
Policy
Network
Media
UXP Systems
Content Management
Vubiquity
Content Distribution
PartnerPlace
Juice
Vindicia
Content Licensing

Agenda Amdocs at a glance Scorecard 2017-2018 Market dynamics; seizing the opportunity Future growth drivers Amdocs investment thesis

Amdocs growth strategy for 2019–2021 Core engines Digital Empowering our customers’ journey to transformation become digital service providers Grow at new and existing customers by Managed bringing agile, efficient and services intelligence-based operations at the hybrid-cloud environment Capitalize on our unique position to Pay-TV meet MSOs’ ongoing transformation needs Monetize convergence of Media communications with media and the rise of over-the-top / direct-to-consumer distribution models Next- Support the transformation towards generation service-driven network and the networks investments with automation, NFV and 5G capabilities accelerators Geographic Win new logos in & customer Europe, Africa, expansion Southeast-Asia & Latin America SI and Leverage our next-gen practices to support cloud services migration, data management and agile development services Diversification / adjacent moves Penetrate Bringing new innovation close buying to our core: IoT & centers advertising Design and development user experiences beyond communications and media New Continue to domains explore possible entry into new industry verticals, perhaps via M&A

Agenda Amdocs at a glance Scorecard 2017-2018 Market dynamics; seizing the opportunity Future growth drivers Amdocs investment thesis

The Amdocs investment opportunity & outlook Combining growth, profitability and capital allocation to enhance returns Improving Growth Attractive market opportunity Market leading position High win rate Highly visible, recurring revenues 2% to 6% Organic Revenue CAGR 2019-2021

The Amdocs investment opportunity & outlook Combining growth, profitability and capital allocation to enhance returns Improving Profitability Growth Attractive market opportunity Scale and efficiency benefits Market leading position Consistent project execution High win rate Commitment to innovation Highly visible, recurring revenues New customer penetration 2% to 6% Organic Margin Stability Revenue CAGR 2019-2021

The Amdocs investment opportunity & outlook Combining growth, profitability and capital allocation to enhance returns Improving Profitability Capital Growth Allocation Attractive market opportunity Scale and efficiency benefits Improving free cash Market leading position Consistent project execution flow conversion High win rate Commitment to innovation Strong balance sheet Highly visible, recurring revenues New customer penetration = = = 2% to 6% Organic Margin Stability Capacity to return a majority of Revenue CAGR 2019-2021 normalized FCF to shareholders Optionality to fund M&A with debt

The Amdocs investment opportunity & outlook Combining growth, profitability and capital allocation to enhance returns Improving Profitability Capital Total Return to Growth Allocation Shareholders Attractive market opportunity Scale and efficiency benefits Improving free cash 4.5%-8.5% Diluted Non-GAAP EPS Market leading position Consistent project execution flow conversion CAGR 2019-2021 High win rate Commitment to innovation Strong balance sheet 1.7% Dividend Yield Highly visible, recurring revenues New customer penetration = = = = 2% to 6% Organic Margin Stability Capacity to return a majority of 6%-10% Revenue CAGR 2019-2021 normalized FCF to shareholders expected total Optionality to fund M&A with debt shareholder returns* * defined as non-GAAP EPS growth plus dividend yield of ~1.7% (assumes the new quarterly dividend rate of $0.285 is approved by shareholders at the annual meeting in January 2019)

Uniquely Positioned To Win Constantly innovating Delivery DNA The right growth strategy The best people Blue-chip customers Richest set of solutions

Thank you